Via Facsimile and U.S. Mail
Mail Stop 4720

April 13, 2010

Thomas E. Werner
Senior Vice President, Finance and Chief
Financial Officer
Hospira, Inc.
275 North Field Drive
Lake Forest, Illinois 60045

Re: Hospira, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2009
        File Number: 001-31946

Dear Mr. Werner:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Item 1. Business,
Quality Assurance, page 7

2. In this discussion and in all other relevant parts of your annual report, please revise
    the disclosure concerning the warning letter you recently received from the FDA to
    state the failures experienced by the AC power cords and to describe the contents of
    the FDA letter. In doing so, please be as specific as possible. Furthermore, you note
    on page 48 that you have recognized costs relating to the recall of the power cords
    "and certain other products." Please revise to clarify exactly what costs you have
    recognized, what other products experienced recall in the last fiscal year and the
    remediation efforts you have undertaken. You should also expand your disclosure to
    state not only that these matters have not materially impacted your ability to market
    and sell your products but also, if true, that they have not materially impacted either
    your Company as a whole or your financial results. If you believe there has been no
    material impact, please provide a basis for that opinion.

Patents, Trademarks and Other Intellectual Property, page 8

3. Please revise your disclosure to include a list of all material patents and trademarks,
    including the jurisdiction, number and duration of each, and the products to which
    they relate.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 48

4. Please revise your disclosure to provide the quantitative market risk disclosure for
    any foreign currency exchange rate risk and interest rate risk as required by Item 305
    of Regulation S-K.

Note 9 – Taxes on Earnings, page 82

5. Please disclose the amount of the unrecognized deferred tax liability for temporary
    differences related to investments in foreign subsidiaries that you believe are
    essentially permanent in duration because the earning will be indefinitely reinvested
    in accordance with FASB ASC 740-30-50-2-c or state that determination is not
    practicable. In addition, please revise your Liquidity and Capital Resources
    discussion on page 38 to discuss the impact of management's decision to permanently
    invest undistributed earnings in certain foreign subsidiaries of $1,036.9 million,
    $612.7 million and $316.2 million at December 31, 2009, 2008 and 2007, on your
    liquidity and capital resources.

*   *   *   *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response

that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant